Exhibit 99.1

iQIYI Announces First Quarter 2022 Financial Results

BEIJING, May 26, 2022 – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Highlights

•	Total revenues were RMB7.3 billion (US$1.1 billion1), decreasing 9% year over year.

•	Membership services revenue was RMB4.5 billion (US$705.4 million), increasing 4% year over year.

•	Operating income was RMB93.4 million (US$14.7 million) and operating income margin was 1%, compared to operating loss of RMB1.0 billion and operating loss margin of 13% in the same period in 2021.

•

Non-GAAP operating income[2] was RMB326.6 million (US$51.5 million) and non-GAAP operating income margin was 4%, compared to non-GAAP operating loss of RMB658.2 million and non-GAAP operating loss margin of 8% in the same period in 2021.

•	Net income attributable to iQIYI was RMB169.1 million (US$26.7 million), compared to net loss attributable to iQIYI of RMB1.3 billion in the same period in 2021.

•	Non-GAAP net income attributable to iQIYI[2] was RMB162.2 million (US$25.6 million), compared to non-GAAP net loss attributable to iQIYI of RMB1.0 billion in the same period in 2021.

“During the first quarter of 2022, we delivered a select portfolio of premium shows, bringing membership services growth; we improved our operating efficiency, leading to margin expansion and profits. Our new strategy cemented our market leadership while yielding healthy financial performance.” commented Mr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI. “Going forward, we will adhere to the same strategy, which will create value for all stakeholders within our ecosystem, including our users and our shareholders.”

“Our gross margin consistently expanded in the last three quarters, and reached a historical high in the first quarter of 2022. Our operating expenses on the other hand decreased consistently in the last three quarters as well.” commented Mr. Jun Wang, Chief Financial Officer of iQIYI. “Behind these numbers are our unyielding efforts in improving operational efficiency and scalability to better position ourselves for the growth opportunities in long run.”

First Quarter 2022 Financial Highlights

	Three Months Ended
(Amounts in thousands of Renminbi (“RMB”), except for number of shares and per ADS data, unaudited)	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB
Total revenues	7,968,423	7,388,558	7,277,059
Operating (loss)/income	(1,014,211)	(975,227)	93,413
Operating (loss)/income (non-GAAP)	(658,178)	(515,539)	326,555
Net (loss)/income attributable to iQIYI, Inc.	(1,267,010)	(1,775,787)	169,093
Net (loss)/income attributable to iQIYI, Inc. (non-GAAP)	(1,020,459)	(1,001,851)	162,189
Diluted net (loss)/income per ADS	(1.61)	(2.24)	0.21
Diluted net (loss)/income per ADS (non-GAAP)[2]	(1.30)	(1.26)	0.20

First Quarter 2022 Other Operating Highlights

•

The average daily number of total subscribing members[3] for the quarter was 101.4 million, compared to 105.4 million for the same period in 2021 and 97.0 million for the fourth quarter in 2021. The average daily number of subscribing members excluding individuals with trial memberships[4] for the quarter was 100.8 million, compared to 104.3 million for the same period in 2021 and 96.4 million for the fourth quarter in 2021.

•

The monthly average revenue per membership (ARM5) for the first quarter was RMB14.69, compared to RMB13.64 for the same period in 2021 and RMB14.16 for the fourth quarter in 2021, increasing 8% year over year and 4% quarter over quarter.

Footnotes:

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB6.3393 as of March 31, 2022, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).
[3]	The average daily number of total subscribing members for a quarter is calculated by averaging the number of total subscribing members in each day of such quarter.
[4]

The average daily number of subscribing members excluding individuals with trial memberships for the quarter is calculated by averaging the number of subscribing members excluding individuals with trial memberships in each day of such quarter.

[5]

The monthly ARM for the quarter is calculated by dividing our total revenues from membership services during a given quarter by the average daily number of total subscribing members for that quarter and the number of months in the quarter.

First Quarter 2022 Financial Results

Total revenues reached RMB7.3 billion (US$1.1 billion), decreasing 9% year over year.

Membership services revenue was RMB4.5 billion (US$705.4 million), increasing 4% year over year, primarily attributable to the increase in ARM, as we launched a variety of premium content that elevated user experiences.

Online advertising services revenue was RMB1.3 billion (US$211.0 million), decreasing 30% year over year, primarily due to challenging macroeconomic environment and our new strategy leading to fewer number of variety shows launched.

Content distribution revenue was RMB626.1 million (US$98.8 million), decreasing 20% year over year, primarily due to the decrease in the value of barter transactions.

Other revenues were RMB842.2 million (US$132.8 million), decreasing 12% year over year, primarily due to the soft performance of various business lines.

Cost of revenues was RMB6.0 billion (US$940.8 million), decreasing 16% year over year, primarily due to lower content costs during the quarter. Content costs as a component of cost of revenues were RMB4.4 billion (US$693.5 million), decreasing 19% year over year. The decrease in content cost resulted from our improvement in content strategy, fewer number of variety shows launched, and improvement in operating efficiency.

Selling, general and administrative expenses were RMB744.8 million (US$117.5 million), decreasing 38% year over year, primarily due to a decrease in marketing spending, personnel-related compensation expenses, share-based compensation expenses, and to a lesser extent of RMB90.8 million (US$14.3 million) government subsidies received as a reduction to the designated operating expenses.

Research and development expenses were RMB475.0 million (US$74.9 million), decreasing 29% year over year, primarily due to the decrease of personnel-related compensation expenses.

Operating income was RMB93.4 million (US$14.7 million), compared to operating loss of RMB1.0 billion in the same period in 2021. Operating income margin was 1%, compared to operating loss margin of 13% in the same period in 2021. Non-GAAP operating income was RMB326.6 million (US$51.5 million) and non-GAAP operating income margin was 4%, compared to non-GAAP operating loss of RMB658.2 million and non-GAAP operating loss margin of 8% in the same period in 2021.

Total other income was RMB97.3 million (US$15.4 million), compared to total other expense of RMB222.4 million during the same period of 2021. The year over year variance was a combination of the disposal gain derived from deconsolidation due to change in control of subsidiaries, impairment of long-term investments, and decreased interest expenses of RMB155.1 million (US$24.5 million) mainly due to the adoption of ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity and less principal amount of convertible bond.

Income before income taxes was RMB190.7 million (US$30.1 million), compared to loss before income taxes of RMB1.2 billion in the same period in 2021.

Income tax expense was RMB16.9 million (US$2.7 million), compared to income tax expense of RMB20.6 million in the same period in 2021.

Net income attributable to iQIYI was RMB169.1 million (US$26.7 million), compared to net loss attributable to iQIYI of RMB1.3 billion in the same period in 2021. Diluted net income attributable to iQIYI per ADS was RMB0.21 (US$0.03) for the first quarter of 2022, compared to diluted net loss attributable to iQIYI per ADS of RMB1.61 in the same period of 2021. Non-GAAP net income attributable to iQIYI was RMB162.2 million (US$25.6 million), compared to non-GAAP net loss attributable to iQIYI of RMB1.0 billion in the same period in 2021. Non-GAAP diluted net income attributable to iQIYI per ADS was RMB0.20 (US$0.03), compared to non-GAAP diluted net loss attributable to iQIYI per ADS of RMB1.30 in the same period of 2021.

As of March 31, 2022, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB5.2 billion (US$814.8 million).

Conference Call Information

iQIYI’s management will hold an earnings conference call at 7:00 AM on May 26, 2022, U.S. Eastern Time (7:00 PM on May 26, 2022, Beijing Time).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email.

Participant Online Registration:

http://apac.directeventreg.com/registration/event/5885486

It will automatically direct you to the registration page of “ iQIYI First Quarter 2022 Earnings Conference Call”, where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter “ 5885486”.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), Direct Event passcode and unique registrant ID) provided in the confirmation email that you have received following your pre-registration.

A telephone replay of the call will be available after the conclusion of the conference call through June 3, 2022.

Dial-in numbers for the replay are as follows:

International Dial-in                 +61 2 8199 0299

Passcode:                                     5885486

A live and archived webcast of the conference call will be available at http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. We produce, aggregate and distribute a wide variety of professionally produced content, or PPC, as well as a broad spectrum of other video content in a variety of formats. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, online games, live broadcasting, IP licensing, talent agency, online literature, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement iQIYI’s consolidated financial results presented in accordance with GAAP, iQIYI uses the following non-GAAP financial measures: non-GAAP operating (loss)/income, non-GAAP operating (loss)/income margin, non-GAAP net (loss)/income attributable to iQIYI, non-GAAP diluted net (loss)/income attributable to iQIYI per ADS and free cash flow. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

iQIYI believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding certain items that may not be indicative of its business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to the non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to iQIYI’s historical operating performance. The Company believes the non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that the non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating (loss)/income represents operating (loss)/income excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations and non-recurring employee severance costs.

Non-GAAP net (loss)/income attributable to iQIYI, Inc. represents net (loss)/income attributable to iQIYI, Inc. excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, non-recurring employee severance costs, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. iQIYI’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted net (loss)/income per ADS represents diluted net (loss)/income per ADS calculated by dividing non-GAAP net (loss)/income attributable to iQIYI, Inc, which is adjusted for accretion for the redeemable non-controlling interests, by the weighted average number of ordinary shares expressed in ADS.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of (Loss)/Income

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2021	2021	2022
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Membership services	4,311,804	4,120,689	4,471,475
Online advertising services	1,916,584	1,664,502	1,337,299
Content distribution	779,058	761,519	626,116
Others	960,977	841,848	842,169

Total revenues	7,968,423	7,388,558	7,277,059

Operating costs and expenses:
Cost of revenues	(7,109,394)	(6,507,554)	(5,963,853)
Selling, general and administrative	(1,200,984)	(1,093,088)	(744,781)
Research and development	(672,256)	(763,143)	(475,012)

Total operating costs and expenses	(8,982,634)	(8,363,785)	(7,183,646)

Operating (loss)/income	(1,014,211)	(975,227)	93,413

Other income/(expense):
Interest income	28,569	24,836	8,947
Interest expenses	(330,585)	(324,542)	(175,515)
Foreign exchange (loss)/gain, net	(13,193)	27,882	(9,017)
Share of losses from equity method investments	(3,076)	(361,672)	(3,158)
Others, net	95,846	(119,918)	276,076

Total other (expense)/income, net	(222,439)	(753,414)	97,333

(Loss)/income before income taxes	(1,236,650)	(1,728,641)	190,746

Income tax expense	(20,613)	(36,536)	(16,882)

Net (loss)/income	(1,257,263)	(1,765,177)	173,864

Less: Net income attributable to noncontrolling interests	9,747	10,610	4,771

Net (loss)/income attributable to iQIYI, Inc.	(1,267,010)	(1,775,787)	169,093
Accretion of redeemable noncontrolling interests	(3,194)	(8,030)	—

Net (loss)/income attributable to ordinary shareholders	(1,270,204)	(1,783,817)	169,093

Net (loss)/income per share for Class A and Class B ordinary shares:
Basic	(0.23)	(0.32)	0.03
Diluted	(0.23)	(0.32)	0.03
Net (loss)/income per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	(1.61)	(2.24)	0.21
Diluted	(1.61)	(2.24)	0.21
Weighted average number of Class A and Class B ordinary shares used in net loss per share computation:
Basic	5,526,721,856	5,595,304,683	5,706,290,530
Diluted	5,526,721,856	5,595,304,683	5,742,801,024

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31,	March 31,
	2021	2022
	RMB	RMB
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	2,997,212	3,811,350
Restricted cash	77,652	71,426
Short-term investments	1,348,255	1,282,522
Accounts receivable, net	2,747,774	2,672,284
Prepayments and other assets	3,266,523	2,689,541
Amounts due from related parties	155,512	139,450
Licensed copyrights, net	931,189	910,096

Total current assets	11,524,117	11,576,669

Non-current assets:
Fixed assets, net	1,344,784	1,335,804
Long-term investments	3,035,155	3,213,112
Deferred tax assets, net	31,351	31,344
Licensed copyrights, net	7,258,042	7,096,355
Intangible assets, net	545,305	479,785
Produced content, net	10,951,078	12,032,315
Prepayments and other assets	2,905,690	3,011,168
Operating lease assets	907,297	857,893
Goodwill	3,888,346	3,888,346
Amounts due from related parties	81,000	64,000

Total non-current assets	30,948,048	32,010,122

Total assets	42,472,165	43,586,791

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	8,896,460	7,022,179
Amounts due to related parties	2,634,089	3,167,108
Customer advances and deferred revenue	3,484,509	3,836,864
Short-term loans	4,117,774	4,391,464
Operating lease liabilities, current portion	171,541	199,963
Accrued expenses and other liabilities	3,172,097	2,862,298

Total current liabilities	22,476,470	21,479,876

Non-current liabilities:
Convertible senior notes	12,652,172	13,239,128
Deferred tax liabilities	3,127	598
Amounts due to related parties	780,615	120,732
Operating lease liabilities	625,737	564,702
Other non-current liabilities	260,931	1,280,639

Total non-current liabilities	14,322,582	15,205,799

Total liabilities	36,799,052	36,685,675

Redeemable noncontrolling interests	397,385	—
Shareholders’ equity:
Class A ordinary shares	173	193
Class B ordinary shares	183	193
Additional paid-in capital	49,642,014	50,243,684
Accumulated deficit	(47,163,773)	(46,193,592)
Accumulated other comprehensive income	2,709,002	2,782,550
Non-controlling interests	88,129	68,088

Total shareholders’ equity	5,275,728	6,901,116

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	42,472,165	43,586,791

iQIYI, INC.

Condensed Consolidated Statements of Cash Flows

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2021	2021	2022
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash used for operating activities	(1,350,028)	(1,095,365)	(1,167,049)
Net cash (used for)/provided by investing activities (1,2)	(2,777,975)	2,097,104	(67,305)
Net cash provided by/(used for) financing activities	610,991	(5,238,940)	2,046,550
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(28,225)	(73,767)	(4,284)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(3,545,237)	(4,310,968)	807,912

Net cash used for operating activities	(1,350,028)	(1,095,365)	(1,167,049)
Less: Capital expenditures (2)	(60,550)	(23,938)	(51,315)

Free cash flow	(1,410,578)	(1,119,303)	(1,218,364)

(1)	Net cash provided by or used for investing activities primarily consists of net cash flows from investing in debt securities, purchase of long-term investments and capital expenditures.
(2)	Capital expenditures are incurred primarily in connection with leasehold improvements, computers and servers.

iQIYI, INC.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”), except for per ADS information, unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
	2021	2021	2022
	RMB	RMB	RMB
Operating (loss)/income	(1,014,211)	(975,227)	93,413
Add: Share-based compensation expenses	343,567	264,458	216,644
Add: Amortization and impairment of intangible assets(1)	12,466	16,498	16,498
Add: Non-recurring employee severance costs(2)	—	178,732	—

Operating (loss)/income (non-GAAP)	(658,178)	(515,539)	326,555

Net (loss)/income attributable to iQIYI, Inc.	(1,267,010)	(1,775,787)	169,093
Add: Share-based compensation expenses	343,567	264,458	216,644
Add: Amortization and impairment of intangible assets(1)	12,466	16,498	16,498
Add: Non-recurring employee severance costs(2)	—	178,732	—
Add: Disposal (gain)/loss	—	—	(429,916)
Add: Impairment of long-term investments	—	138,979	182,277
Add: Fair value (gain)/loss of long-term investments	(88,236)	1,396	(792)
Add: Reconciling items on equity method investments	(19,580)	177,191	10,914
Add: Tax effects on non-GAAP adjustments(3)	(1,666)	(3,318)	(2,529)

Net (loss)/income attributable to iQIYI, Inc. (non-GAAP)	(1,020,459)	(1,001,851)	162,189

Diluted net (loss)/income per ADS	(1.61)	(2.24)	0.21
Add: Non-GAAP adjustments to earnings per ADS	0.31	0.98	(0.01)

Diluted net (loss)/income per ADS (non-GAAP)	(1.30)	(1.26)	0.20

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)	This represents non-recurring employee severance costs in relation to the employee optimization program incurred in 2021.
(3)	This represents tax impact of all relevant non-GAAP adjustments.